February 13, 2025

David Quek Yong Qi
Chief Executive Officer
Cuprina Holdings (Cayman) Limited
Blk 1090 Lower Delta Road #06-08
Singapore 169201

       Re: Cuprina Holdings (Cayman) Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed February 4, 2025
           File No. 333-283643
Dear David Quek Yong Qi:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No.2 to Registration Statement on Form F-1
Consolidated Financial Statements, page F-1

1. We note your registration statement includes audited financial statements that are older than 12 months. Since this represents an initial public offering of your ordinary shares, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations as to why such update is not necessary in an exhibit. Refer to Instruction 2 to Item 8.A.4.
        Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-
4224 with any other questions.
 February 13, 2025
Page 2



                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences
cc:   Lawrence Venick, Esq.